UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Neff Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

0006400941
(CUSIP number)

Alisa Babitz, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500
(Name, address and telephone number of person
authorized to receive notices and communications)

December 14, 2001
(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006400941                     13D             Page 2 of 18 Pages
----------------------------                             ----------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JORGE MAS
-------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            3,802,744
--------------------------------------------------------------------------------------------------

  BENEFICIALLY     8        SHARED VOTING POWER
      OWNED
                            0
--------------------------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

 PERSON WITH                3,802,744
--------------------------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,802,744 (includes 100,000 shares issuable upon exercise of vested options)
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.9%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------

CUSIP No. 0006400941                 13D                 Page 3 of 18 Pages
----------------------------                             ----------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JORGE MAS HOLDING I LIMITED PARTNERSHIP
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)[ ]

------------ -------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            3,702,744
--------------------------------------------------------------------------------------------------

  BENEFICIALLY     8        SHARED VOTING POWER
     OWNED
                            900,000
--------------------------------------------------------------------------------------------------

 EACH REPORTING    9        SOLE DISPOSITIVE POWER

  PERSON WITH               3,702,744

--------------------------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            900,000
--------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,702,744
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      %
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------

CUSIP No. 0006400941                 13D                 Page 4 of 18 Pages
----------------------------                             ----------------------------

1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Juan Carlos Mas
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            2,381,303
--------------------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

                            900,000
      OWNED
--------------------------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

  PERSON WITH               2,381,303
--------------------------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            900,000
--------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,281,303
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.5%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------

CUSIP No. 0006400941                 13D                 Page 5 of 18 Pages
----------------------------                             ----------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Juan Carlos Mas Holding I Limited Partnership
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            2,381,303
--------------------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

       OWNED                0

--------------------------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

    PERSON WITH             2,381,303

--------------------------------------------------------------------------------------------------

                   10       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,381,303
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.3%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------------------------

CUSIP No. 0006400941                 13D                 Page 6 of 18 Pages
----------------------------                             ----------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jose Ramon Mas
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            2,381,303
--------------------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

     OWNED                  900,000

--------------------------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

  PERSON WITH               2,381,303

--------------------------------------------------------------------------------------------------

                   10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------                              900,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,281,303
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.5%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------

CUSIP No. 0006400941                13D                  Page 7 of 18 Pages
----------------------------                             ----------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jose Ramon Mas Holding I Limited Partnership
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            2,381,303
--------------------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

      OWNED                 0
--------------------------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

  PERSON WITH               2,381,303
--------------------------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,381,303
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.3%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------------------------

CUSIP No. 0006400941                 13D                 Page 8 of 18 Pages
----------------------------                             ----------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Santos Fund I, LP
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS
--------------------------------------------------------------------------------------------------
    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            900,000
--------------------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
     OWNED
                            0

--------------------------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

   PERSON WITH              900,000
--------------------------------------------------------------------------------------------------

                   10       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      900,000
--------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------------------------

Item 1.      Security and Issuer

     This statement on Schedule 13D relates to shares of Class A Common Stock, $0.01 par value (the “Common Stock”), of Neff Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3750 N.W. 87th Avenue, Miami, Florida, 33178.

Item 2.      Identity and Background

     This statement on Schedule 13D is being filed by Jorge Mas, Jorge Mas Holding I Limited Partnership, Juan Carlos Mas, Juan Carlos Mas Holding I Limited Partnership, Jose Ramon Mas, Jose Ramon Mas Holding I Limited Partnership and Santos Fund I, LP (“Santos”) (each such person referred to individually as a “Reporting Person” and together as the “Reporting Persons”). Mr. Jorge Mas is the sole general and limited partner of Jorge Mas Holding I Limited Partnership. Jorge Mas Holding I Limited Partnership owns a majority of the limited partnership interests of Santos. Mr. Jorge Mas is the president, sole director and stockholder of Santos Fund, Inc., the sole general partner of Santos. Mr. Juan Carlos Mas is the sole general and limited partner of Juan Carlos Mas Holding I Limited Partnership and a limited partner of Santos. Mr. Jose Ramon Mas is the sole general and limited partner of Jose Ramon Mas Holding I Limited Partnership and a limited partner of Santos. Jorge Mas, Juan Carlos Mas and Jose Ramon Mas are brothers and each is a director of the Issuer.

      The principal business address for each of Jorge Mas, Juan Carlos Mas and Jose Ramon Mas, all of whom are United States citizens, is 3155 N.W. 77th Avenue, Miami, Florida, 33122. Mr. Jorge Mas is the Chairman of the Boards of Directors of the Issuer and of MasTec, Inc., a leading provider of end-to-end voice, video, data and energy network infrastructure solutions. The common stock of MasTec is listed on the New York Stock Exchange. The principal business address of MasTec is 3155 N.W. 77th Avenue, Miami, Florida, 33122. Mr. Juan Carlos Mas is the President of the International Division of MasTec. Jose Ramon Mas is the President of MasTec North America Local Exchange Network Services, a subsidiary of MasTec.

     The principal business address for each of Jorge Mas Holding I Limited Partnership, Juan Carlos Mas Holding I Limited Partnership and Jose Ramon Mas Holding I Limited Partnership (collectively, the “Partnerships”), each of which is a Texas limited partnership, is 2716 East Fifth, Austin, Texas, 78702. The principal business address for Santos, which is a Texas limited partnership, is 3750 N.W. 87th Avenue, Miami, Florida, 33178. The principal business of each of the Partnerships and Santos is to hold investments in the Issuer’s capital stock.

     During the last five years, none of the Reporting Persons who are individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

     The shares of Common Stock of the Issuer deemed beneficially held by Mr. Jorge Mas, Mr. Juan Carlos Mas and Mr. Jose Ramon Mas were purchased with such Reporting Person’s personal funds. The shares of Common Stock of the Issuer deemed beneficially held by Jorge Mas Holding I Limited Partnership were transferred from Jorge Mas. The shares of Common Stock of the Issuer deemed beneficially held by Juan Carlos Mas Holding I Limited Partnership were transferred from Juan Carlos Mas. The shares of Common Stock of the Issuer deemed beneficially held by Jose Ramon Mas Holding I Limited Partnership were transferred from Jose Ramon Mas. The shares of Common Stock of the Issuer deemed beneficially held by Santos were purchased with Santos’ working capital.

Item 4.      Purpose of Transaction

     The Reporting Persons have agreed to cause all voting securities of the Issuer that they beneficially own to be voted the same way on any issue on which the stockholders of the Issuer are asked to vote. The Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions. Each of the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.      Interest in Securities of the Issuer

     (a)      This statement on Schedule 13D relates to 9,465,350 shares of Common Stock deemed beneficially owned by the Reporting Persons, which constitute approximately 44.7% of the issued and outstanding shares of Common Stock.

     (b)      Jorge Mas, as (i) an individual, (ii) the sole general and limited partner of Jorge Mas Holding I Limited Partnership and (iii) the sole director and stockholder of the general partner of Santos, has sole voting and dispositive power with respect to 3,802,744 shares of Common Stock and shared dispositive power with respect to 900,000 shares of Common Stock. Juan Carlos Mas, as (i) an individual, (ii) the sole general and limited partner of Juan Carlos Mas Holding I Limited

     Partnership and (iii) a limited partner of Santos, has sole voting and dispositive power with respect to 2,381,303 shares of Common Stock and shared voting and dispositive power with respect to 900,000 shares of Common Stock. Jose Ramon Mas, as (i) an individual, (ii) the sole general and limited partner of Jose Ramon Mas Holding I Limited Partnership and (iii) a limited partner of Santos, has sole voting and dispositive power with respect to 2,381,303 shares of Common Stock and shared voting and dispositive power with respect to 900,000 shares of Common Stock.

     (c)      Within the past 60 days, no transactions in Common Stock have been effected by any of the Reporting Persons.

     (d)      No person other than the Reporting Persons holds the right to receive dividends or proceeds from the sale of                their respective shares Common Stock.

     (e)      Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth above in Item 2 and as discussed in this Item 6, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The Reporting Persons are party to a Voting Agreement, dated as of December 14, 2001 pursuant to which they have agreed to cause all voting securities of the Issuer that they beneficially own to be voted the same way on any issue on which the stockholders of the Issuer are asked to vote.

     Jorge Mas Holding I Limited Partnership, Juan Carlos Mas, Jose Ramon Mas and Santos Fund, Inc. are parties to a Limited Partnership Agreement of Santos Fund I, LP, pursuant to which they share voting and dispositive power with respect to the Common Stock held by Santos.

     Jorge Mas holds options to purchase 100,000 shares of Common Stock, all of which currently are exercisable.

Item 7.      Material to be Filed as Exhibits

     Exhibit A:      Joint Filing Statement.

     Exhibit B:      Stockholders’ Agreement, dated as of December 14, 2001, among the Reporting persons.

     Exhibit C:      Agreement of Limited Partnership of Santos Fund I, LP, dated March 24, 1998 (incorporated by reference                           to Exhibit 2 to Schedule 1 3D, dated March 8, 2000, filed by Kevin P. Fitzgerald with respect to the                           Common Stock)

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2001

JORGE MAS

/s/ Jorge Mas

JUAN CARLOS MAS

/s/ Juan Carlos Mas

JOSE RAMON MAS

/s/ Jose Ramon Mas

JORGE MAS HOLDING I LIMITED PARTNERSHIP

     By:     Jorge Mas, its General Partner

/s/ Jorge Mas

JUAN CARLOS MAS HOLDING I LIMITED PARTNERSHIP

     By:     Juan Carlos Mas, its General Partner

/s/ Juan Carlos Mas

JOSE RAMON MAS HOLDING I LIMITED PARTNERSHIP

     By:     Jose Ramon Mas, its General Partner

/s/ Jose Ramon Mas

SANTOS FUND I, LP

     By:     Santos Fund, Inc., its General Partner

/s/ Jorge Mas

 Jorge Mas
Title:      President

EXHIBIT A

JOINT FILING AGREEMENT

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate. This agreement may be executed i two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated this 14th day of December, 2001.

JORGE MAS

/s/ Jorge Mas

JUAN CARLOS MAS

/s/ Juan Carlos Mas

JOSE RAMON MAS

/s/ Jose Ramon Mas

JORGE MAS HOLDING I LIMITED PARTNERSHIP

     By:     Jorge Mas, its General Partner

/s/ Jorge Mas

JUAN CARLOS MAS HOLDING I LIMITED PARTNERSHIP

     By:     Juan Carlos Mas, its General Partner

/s/ Juan Carlos Mas

JOSE RAMON MAS HOLDING I LIMITED PARTNERSHIP

     By:     Jose Ramon Mas, its General Partner

/s/ Jose Ramon Mas

SANTOS FUND I, LP

     By:     Santos Fund, Inc., its General Partner

/s/ Jorge Mas
 Jorge Mas
Title:      President

EXHIBIT B

SHAREHOLDER VOTING AGREEMENT

     This Shareholder Voting Agreement (“Agreement”) is entered into effective as of December 14, 2001, by and among Jorge Mas, Jorge Mas Holding I Limited Partnership, a Texas limited partnership, Juan Carlos Mas, Juan Carlos Mas Holding I Limited Partnership, a Texas limited partnership, Jose Ramon Mas, Jose Ramon Mas Holding I Limited Partnership, a Texas limited partnership, Santos Fund I, LP, a Texas limited partnership and Santos Fund Inc., a Texas corporation (each, a “Stockholder” and collectively, the “Stockholders”).

     WHEREAS, Jorge Mas Holding I Limited Partnership, Juan Carlos Mas Holding I Limited Partnership, Jose Ramon Mas Holding I Limited Partnership and Santos Fund I, LP are each record and beneficial holders of the Class A Common Stock, par value $0.01 per share, of Neff Corp., a Delaware corporation (such securities, the “Common Stock” and such corporation, the “Company”);

     WHEREAS, Jorge Mas is the sole general and limited partner of Jorge Mas I Limited Partnership and the sole director and stockholder of Santos Fund, Inc., the sole general partner of Santos Fund I, LP, and as such, has the sole power to vote the Common Stock held by Jorge Mas I Limited Partnership and Santos Fund I, LP;

     WHEREAS, Juan Carlos Mas is the sole general and limited partner of Juan Carlos Mas I Limited Partnership, and as such, has the sole power to vote the Common Stock held by Juan Carlos Mas I Limited Partnership;

     WHEREAS, Jose Ramon Mas is the sole general and limited partner of Jose Ramon Mas I Limited Partnership, and as such, has the sole power to vote the Common Stock held by Jose Ramon Mas I Limited Partnership;

     WHEREAS, the parties hereto deem it to be in their best interests to establish and set forth their understanding with respect to the voting of shares of capital stock of the Company;

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1.      Voting Agreement. Each Stockholder agrees that, if any matter is submitted to the vote of the stockholders of the Company, whether at any meeting of the Company’s stockholders, however called, or in connection with any written consent of the Company’s stockholders, Jorge Mas, Juan Carlos Mas and Jose Ramon Mas shall jointly determine and agree how the Stockholders shall vote upon such matter (the “Voting Decision”) and each Stockholder shall vote, or cause to be voted, any voting securities of the Company with respect to which the Stockholder has voting power in accordance with the Voting Decision. Each Stockholder agrees that the provisions of this Section 1 shall apply to any voting securities of the Company with respect to which the Stockholder has voting power, whether such voting power now exists or arises at any time hereafter.

     2.      Director and Officer Matters Excluded. No provision of this Agreement shall limit or otherwise restrict the discretion of any Stockholder with respect to any act or omission that a Stockholder may undertake or authorize in his capacity, if any, as a director or officer of the Company, including, without limitation, any vote that a Stockholder may make as a director of the Company with respect to any matter presented to the Board of Directors of the Company.

     3.      Representations and Warranties. Each Stockholder represents and warrants that: (a) Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder’s obligations under this Agreement. (b) The execution, delivery and performance of this Agreement by Stockholder will not violate any applicable law or any agreement or any court order to which Stockholder is a party or is subject including, without limitation, any voting agreement or voting trust. (c) This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

      4.      Termination/Amendment. This Agreement may be terminated or amended at any time by the execution of a written instrument signed by all parties hereto.

      5.      Entire Agreement. This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.

      6.      Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the state of Delaware without giving effect to the conflicts of law provisions therein.

      7.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

[Signature Pages Follow]

     IN WITNESS HEREOF, the parties have hereunto set their hands and executed this Agreement on the date first above written.

SANTOS FUND

By: /s/ Jorge Mas
 Name:      Jorge Mas
Title:      President

SANTOS FUND I, LP

By:     Jorge Mas, its General Partner

By: /s/ Jorge Mas
 Jorge Mas

JORGE MAS HOLDING I LIMITED PARTNERSHIP

     By:     Jorge Mas, its General Partner

/s/ Jorge Mas

JUAN CARLOS MAS HOLDING I LIMITED PARTNERSHIP

     By:     Juan Carlos Mas, its General Partner

/s/ Juan Carlos Mas

JOSE RAMON MAS HOLDING I LIMITED PARTNERSHIP

     By:     Jose Ramon Mas, its General Partner

/s/ Jose Ramon Mas

/s/ Jorge Mas

/s/ Juan Carlos Mas

/s/ Jose Ramon Mas